OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

That Christmas Movie LLC

PO Box 50201
Studio City, CA 91614

http://www.thatchristmasmovie.com

10000 units of Revenue Participation Rights

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum $100,000 of Revenue Participation Rights ($100,000)

Minimum $10,000 of Revenue Participation Rights ($10,000)

Company	That Christmas Movie LLC
Corporate Address	P.O. Box 50201, Studio City, CA 91614
Description of Business	Produce and market a motion picture.
Type of Security Offered	Revenue Participation Rights
Purchase Price of Security Offered	1.00
Minimum Investment Amount (per investor)	$100.00
Company Valuation	$2,000,000
Valuation Methodology	We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the board as to what would be fair market value. It is based on the cost of producing and marketing the motion picture.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

We are a brand new company formed for the single purpose of producing and marketing a warmhearted and witty new Christmas movie called "I'll Be Next Door For Christmas." We plan to release the film for the 2017 holiday season through an established distribution network in international markets, and to self-distribute in North America. In North America, we plan to release the film in select theatres, as well as to iTunes, Hulu, cable Video-On-Demand, Google Play, and other online avenues. For physical media such as DVDs and Blu-Ray, the company will have no inventory, but rather license rights to a third party, who will then distribute to the big box stores. As for competition, there is really nothing in this exact space. We don't compete with the major Hollywood studios because they don't make family Christmas movies very often, as they are busy with all the comic book sequels. We don't really compete with the Hallmark Christmas movies -- we come from a very strong comedy writing background, and the Hallmark movies have a different focus. (There's a term in our business called "joke density," which is how many jokes per minute a piece has. "Frasier" had a little over 4 per minute, "Modern Family" and "Big Bang Theory" have from 5-6. Hallmark Christmas movies have only a few jokes per entire movie. It's just not their purpose. "I'll Be Next Door For Christmas" will average 4-5 jokes per minute, with some scenes having no jokes, and some with a new joke every few seconds.) There's not much competition in the Christmas movie marketplace. That's why when people talk about their favorite Christmas movies, they often mention films from decades past. They just aren't made very often.

The team

Officers and directors

David Willis	President
Jay Kogen	Executive Producer

David Willis
Writer for network TV shows like "Cybill" and "Caroline in the City," Mr. Willis has written & directed numerous award-winning short films, videos, and plays. President of United States Motion Picture Company LLC for the last 3 years. Writer, producer, director .

Jay Kogen
Winner of four Primetime Emmy® Awards (nominated for 14), he wrote/produced "Frasier," "The Simpsons," "Everybody Loves Raymond," and many more. He's currently Executive Producer on the hit Nickelodeon show "School of Rock."

Related party transactions

The company has not conducted any related party transactions

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Company Is Newly Formed** The Company has a limited operating history and has not generated revenue from intended operations yet. We are a startup Company and our business model currently focuses on our film's production rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the

Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately June 1, 2017 assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

- **Economic Conditions** The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which our films will be shown may adversely impact our consolidated financial results. Inflation, hyperinflation, currency exchange rates, recession, depression, high unemployment levels, and other unfavorable economic conditions could affect our ability to be profitable. A severe and/or prolonged economic downturn or a negative or uncertain political climate could adversely affect our customers' financial condition and the levels of business activity of our customers we serve. This may reduce demand for our products or depress pricing of those products and have a material adverse effect on our results of operations. In addition to having an impact on general economic conditions, events such as acts of terrorism, war, or similar unforeseen events, may adversely affect our ability to service our customers and our results of operations, although the impact of such events can be difficult to quantify. If we are unable to successfully anticipate changing economic and political conditions, we may be unable to effectively plan for and respond to those changes, and our business could be negatively affected.
- **Competition** Competition from better-funded companies with more experience may affect our success. We face competition with respect to any films that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in the production and marketing of films and thus may be better equipped than us to develop and commercialize films. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their films more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our film will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.
- **Labor Laws / Conditions** Labor laws for actors, or strike by actors' unions may affect our ability to complete the Picture. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in

minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

- **We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.** Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.
- **In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.** Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in the production of our films, which could adversely affect operating results. Our consultants, partners, team members, and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us. Donald Markowitz, Geralyn Flood, Katherine Botts, Jay Kogen, and Jenna Park may not be available during the Production or Post Production phase of the Picture, in which case suitable personnel will be substituted by management. Loss of talent through sickness or conflict may adversely affect the schedule or ability to complete production.
- **Our success is primarily dependent on audience acceptance of our films, which is extremely difficult to predict and, therefore, inherently risky.** We cannot predict the economic success of any of our feature films because the revenue derived from the distribution of a film (which does not necessarily directly correlate with the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a film also depends upon the public's acceptance of competing series and films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted

with certainty. The economic success of a film is largely determined by our ability to produce content and develop stories and characters that appeal to a broad audience and by effective marketing. If we are unable to accurately judge audience acceptance of our film content or to have the film effectively marketed, the commercial success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that any particular feature film will generate enough revenue to offset its distribution, fulfillment services and marketing costs.

- **Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.** The Company is dependent on David Willis and Jay Kogen in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if David Willis or Jay Kogen die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. In particular, the Company is dependent on David Willis, who is the producer of the film that our Company plans to produce. The Company has entered or intends to enter into employment agreements with Jay Kogen, Geralyn Flood, Tom Shell, Donald Markowitz, Katherine Botts, and Jenna Park, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of David Willis or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.
- **The film might never be made.** If the film fails for any reason, is never produced or is abandoned, the Purchasers will not receive any return on their investment and will lose all of their investment amount. The revenue participation rights only provide a right to share in the revenues of the "I'll Be Next Door For Christmas" feature film. Accordingly, investors should be aware that their investment is not diversified and totally dependent upon the success of a single film. The film might not be made due to unforeseen circumstances such as a loss of key personnel, industry strike, weather, natural disaster, illness of cast or other key personnel.
- **Limited Rights of Investors.** Holders of Revenue Participation Rights have no voting rights. The Purchasers will have no right to participate in the business or affairs of the Company. The Financing Agreement does not contain any affirmative or negative covenants relating to the operation of the business or otherwise. The Company does not have any voting agreements in place for Revenue Participation Rights participants. The Company does not have any shareholder/equity holder agreements in place. Investors under no circumstances shall have the right to rescind, terminate or enjoin the exploitation of the Picture by, or interfere with any rights granted to, any distributor or licensee under any agreement entered into by Producer (or in Producer's name). As between Producer and Financier, all business and creative decisions with regard to the Picture shall be made solely by Producer.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- David Willis, 100.0% ownership, LLC Interests

Classes of securities

- Revenue Participation Rights: 0

  Voting Rights None.

  Dividend Rights None.

  Rights and Preferences: None.

  Rights to Receive Liquidation Distributions - Purchasers of Revenue Participation Rights shall receive liquidation distributions pro rata, such rate equivalent to the ratio determined as "Net Proceeds" per the definition in paragraph 2 of the Purchase Agreement, with such distribution of liquidation proceeds to be prioritized in the same manner as Adjusted Gross Proceeds as defined in the Purchase Agreement.

  There are no shares issued in this offering. This is a Revenue Participation Rights Financing Agreement. For more information please review the Offering Details Document.

What it means to be a Minority Holder

As a holder of Revenue Participation Rights you will have no voting rights, and limited ability, if at all, to influence out policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

The Company has decided that the maximum value of the Company (which is directly correlated to the budget of the motion picture at a 1:1 ratio) shall be $2 million, so no dilution will occur beyond that. The target value is $1million, which will be exceeded only if the Company decides that more money will be made per share by adding value than not.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-03-22.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until November, 2017. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

It is possible to receive advances from distributors on the film before completion, and offers have already been made to us, but the company has not accepted them since we believe better offers will be available upon completion of the film.

Financial Milestones

All the funds raised will be used for production and marketing of the film "I'll Be Next Door For Christmas," which is expected to be released for the holiday season of 2017, and we believe it will generate revenue at that time, and for decades afterwards.

We forecast (but do not guarantee) gross revenues of $3.2 million over a three year period after release.

Liquidity and Capital Resources

The company was formed in February and has no assets or liabilities. Funding is required to commence and complete production and marketing the motion picture.

If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company, not to exceed the amount of $2 million, all such funds to be used for production and marketing of the motion picture.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$2,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the board as to what would be fair market value. It is based on the cost of producing and marketing the motion picture.

USE OF PROCEEDS

We are seeking to raise $100,000.00 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000.00. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6.0% on all funds raised.

If we raise $10,000, the money will be used as seed money, for legal fees, and to advertise/market the offering. Specifically:

1. Highly targeted ads on Facebook to small and medium investors who are also interested in Christmas.

2. Highly targeted ads on Christmas radio stations that play holiday music throughout the year, thereby targeting superfans of Christmas.

3. Highly targeted ads on websites that cater specifically to Christmas fans every day of the year.

4. Fees to third party consultants to maximize SEO and SEM to draw traffic to the offering. ($500 maximum.)

If we raise $10,000 - $100,000, some of the money will be used to advertise the offering, and the rest as proof of concept to attract high net worth individuals as investors.

1. Leverage further advertising, broadening the target audience listed above.

2. Third party consultants to increase reach of campaign.

3. Keep the majority of the funds in reserve for use in production of the movie.

4. Demonstrate proof-of-concept to secure name talent for roles in the movie.

Irregular Use of Proceeds

"The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments."

REGULATORY INFORMATION

Disqualification

"No disqualifying event has been recorded in respect to the company or its officers or directors."

Compliance failure

“The company has not previously failed to comply with Regulation CF.”

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR That Christmas Movie LLC

[See attached]

I, David Willis, the President of That Christmas Movie LLC, hereby certify that the financial statements of That Christmas Movie LLC and notes thereto for the periods ending February 27, 2017 and March 22, 2017 included in this Form C offering statement are true and complete in all material respects.
IN WITNESS THEROF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 6, 2017.



______________________________ (Signature)

President (Title)

April 6, 2016 (Date)

THAT CHRISTMAS MOVIE, LLC

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
February 17, 2017

That Christmas Movie, LLC
Index to Financial Statement
(unaudited)

THAT CHRISTMAS MOVIE, LLC
BALANCE SHEET
AS OF FEBRUARY 17, 2017
(unaudited)

Assets		
Cash	$	-
Total assets	$	-
Liabilities and Members' Equity		
Liabilities	$	-
Commitments and contingencies (Note 3)		-
Members's Equity		-
Total liabilities and members' equity	$	-

See accompanying notes to the balance sheet.

NOTE 1 – NATURE OF OPERATIONS

That Christmas Movie, LLC was formed on February 17, 2017 ("Inception") in the State of California. The Company was originally formed under The Xmas Movie, LLC and later changed to That Christmas Movie, LLC. The balance sheet of That Christmas Movie, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Studio City, California.

That Christmas Movie, LLC is producing and marketing a motion picture product.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: competition from better funded companies with more experience, labor laws for actors, consumer

tastes for the Company's offerings, and loss of talent through sickness or conflict. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from motion picture distribution when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – MEMBERS' EQUITY

LLC Interests
Profits and losses will be allocated pro-rata among the interest holders of the entity.

5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after February 17 2017 through March 22, 2017. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments   Edit My Campaign   Jason K.

That Christmas Movie is pending **StartEngine Approval.**


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Investors
$0.00
Raised of $10k - $100k goal
THAT CHRISTMAS MOVIE
That Christmas Movie
The 1st Christmas movie made by you... the investors.
Small OPO
Studio City, CA
Film & Video
Accepting International Investment

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Overview | Team | Terms | Updates | Comments | Share

...

Join a filmmaking team with an Oscar® and 4 Emmys® to make a Christmas movie!

...



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"I'll Be Next Door For Christmas" -- the world's first Christmas comedy created by investors... ...like you.



Maybe you could get somebody a nice present?

Investment

Investment type: Revenue Participation Rights.
To begin with, for investors 100% of the adjusted gross proceeds from the movie go straight into your pocket.

Then, once you've gotten 100% of your initial investment back, that ratio adjusts, and 50% of the film's profits are yours in perpetuity. That's forever and that's a mighty long time.

Minimum Investment: $100.
Security Type: Revenue Participation Rights.
Round Size: Min: $10,000; Max: $100,000.
Interest Rate: Adjusted gross proceeds sharing agreement which provides the investors 100% of the Company's adjusted gross proceeds up to the repayment amount of 100% of their investment, and 50% of adjusted gross proceeds thereafter.
Length of Term: None.
Conversion Provisions: None.
Pre-Money Valuation: $2,000,000.00

Make a Movie With Us

That Christmas Movie LLC wants to produce a movie with you. Until recently, most people couldn't easily invest in motion pictures. Only high net worth individuals (less than 3% of the population) had these opportunities readily available to them. If you wanted to help make a movie, your only choic crowdfunding like Kickstarter or Indiegogo, but you weren't allowed to share in any profits the movie might have.

That's all changed with the implementation of the JOBS Act. Now you can invest as little as $100, and own a piece of this film. **Our movie is the first feature length narrative film to give you this opportunity under Regulation Crowdfunding rules in the United States.** By investing, you will be a part of filmmaking history.

Our short term goal: produce the best Christmas movie we can and release it during the 2017 holiday season, with the aim of attaining profitability in one season.

Our long term goal: continue to market the film to create a revenue stream for decades to come, because we believe that Christmas movies are an evergreen asset.

A Career of Creating Comedy and Heartwarming Stories


FRASIER


THE SIMPSONS


Cybill

Credits for Our Team Include:

- **4 Primetime Emmy Awards®:** Best Animated Program (***"The Simpsons"***); Outstanding Comedy Series and Outstanding Writing for a Comedy Series (***"Frasier"****)*. Also nominated for an additional 10 Primetime Emmys for *School of Rock, The Tracey Ullman Show, The Simpsons,* and *Frasier*.
- **Oscar®** and **Golden Globe®** for the song "I've Had the Time of My Life" from *"Dirty Dancing."*
- Worked on the primetime shows *"Cybill," "Caroline in the City,"* and many more.
- Created **hundreds of hours** of television and movies.
- Decades in the business of making people laugh.
- Won Humanitas Prize, Writers Guild of America Award, and U.S. Comedy Arts Award for Best Screenplay for *"The Wrong Guy."*

The Movie

I'll Be Next Door For Christmas is a warmhearted, upbeat comedy about a family that's crazy for Christmas. Except for the 16-year-old daughter -- her family's over-the-top Christmas celebrations have made her life miserable. When her out-of-state boyfriend decides to visit for the holidays, she's determined to spare him her family's Christmas obsession, so she hires actors to play her parents and stages a fake Christmas dinner in the empty house next door. *What could go wrong?*



...

"Why a Christmas Movie?" -- Director's Statement

"I love Christmas movies. They're all about family — whether it's about finding your real father and teaching him the meaning of Christmas (***"Elf"***); wondering what would happen if you'd never been born and never had a family (***"It's a Wonderful Life"***); convincing your parents that you MUST have a Red Ryder BB gun (***"A Christmas Story"****)*; dealing with those annoying relatives who ruin your Christmas before making it the best one ever (***"National Lampoon's Christmas Vacation"***); or replacing your parents for Christmas only to learn there's no substitute for family (***"I'll Be Next Door For Christmas"***); — it's always about the holiday putting a family through a crisis only to become stronger in the end. And always with a healthy dose of comedy.

What a great metaphor for life! All families go through crises, and **good Christmas movies remind us that we can get through it and become a stronger family, laughing together in the end** (if we don't kill each other first).

There are a lot of great Christmas movies, but I wish there were more. And that's why I wrote this story. And that's why we're making this film."

-- David Willis, *Director/Producer/Writer*

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Business Model

Produce the film for a lean budget, skip distribution fees, and sell right to the source where people are watching movies with their families: iTunes, Google Play, Hulu, and cable TV video-on-demand. The MBA types call this "disintermediation." We call it outsmarting the system. And it means profit participants will receive the biggest possible share of the income stream, since the film avoids paying the traditional 35% - 40% distribution fees.

iTunes | FANDANGO | hulu | Google play
VUDU | CRACKLE | vimeo ON DEMAND | VHX
XBOX | PlayStation | amazon video | tubi tv

& more!

Distribute in Select Theatres via Tugg


amc ENTERTAINMENT
MARCUS THEATRES
STUDIO MOVIE GRILL
REGAL CINEMAS
LANDMARK THEATRES
CINEMARK
Carmike Cinemas
ALAMO DRAFTHOUSE CINEMA

"I've known David Willis for my entire professional career, and I know him to be a smart, incredibly funny artist who approaches his art with the same kind of passion that I do. He has keen insight into human behavior, a deliciously skewed take on the world, and a heartfelt desire to break new ground in the world of filmmaking."

-- Marc Cherry, *"Desperate Housewives" Creator / Executive Producer*



"I've had the pleasure of working with David Willis many times over the last 15 years and have always found him to be funny, talented, and a pleas... around. He has an agile mind, and a quick wit and eagerness to alw... new facets of the business..."

-- Christopher Lloyd, *"Modern Family" Executive Producer, Co-Creator*


modern family

"If I invest in this movie, what will I get?"

You'll own a piece of the company (revenue participation rights -- please refer to Terms section and attached documents for exact terms). And there are some great perks for early investors, like behind-the-scenes peeks, visiting the set, a producer credit, meeting the cast, walking down the red carpet at the premiere, and more! (*See below for details.*)

That Christmas Movie LLC, the company you're investing in, has a single purpose: to make and market the motion picture "I'll Be Next Door For Christmas," and to derive revenue from that intellectual property.

Mmm, Pie! (Chart)



Director: 1.2 %
Screenplay: 1.2 %
Legal: 1.5 %
Unit Production Manager: 1.8 %
Insurance: 1.9 %
General Expenses: 3.9 %
Marketing: 5.9 %
StartEngine Fee: 6.0 %
Contingency: 8.1 %
Post Production: 11.5 %
Cast: 15.4 %
Production: 41.6 %

Where the Money Goes

Production (Crew, Locations, Equipment)	$354,000
Cast (Union Scale)	$131,000
Post Production	$98,000
Contingency	$69,000
Insurance, Legal, General Expenses	$62,000
StartEngine Fee	$51,000
Marketing	$50,000
Unit Production Manager	$15,000
Screenplay	$10,000
Director	$10,000
Total	$850,000

This is the Production Budget for the movie.

A film budget is a living, breathing document and will adapt to changing conditions, such as: weather, actor availability, script rewrites, location variables, etc. But we anticipate that the proportions of the various departments should remain roughly the same. Money we raise over $850,000 will go to things like: add more shooting days, increase the music budget, cast a name actor as guest star, and increase production value.

"Put It Up On the Screen"

There's a phrase in our business: *"Put it up on the screen."* It's referring to money in the budget that pays for something that shows up on the screen. If producers rent swanky offices in Beverly Hills instead of modest ones in North Hollywood, those extra dollars spent don't appear on the screen. Using that money to increase the art department budget or hire a more famous actor is money that will be seen on the screen. **"Put it up on the screen"** is the motto our company lives by. It makes for a better movie artistically, and it makes more sense financially because a higher quality film sells for more.

Foreign Distribution

In addition to self-distributing in North America, we will sell the foreign rights to an established international distribution company. We have already received offers from such distributors with minimum guarantees in the $200k-$300k range.

Worldwide box office continues to rise, and is reflective of the demand for entertainment.

Home Video Sales

In addition to video-on-demand on cable, iTunes, etc., we will also release the film on DVD and Blu-ray. We will strike a deal to manufacture and distribute the film on physical media throughout North America -- targeting big box stores like Walmart and Target. Why? Because the DVD/Blu-ray market was a **$5.49 billion industry in 2016**.



$34.7
$35.9
$36.4
$38.3
$38.6
2012
2014

Worldwide box office (in billions) over the last five years.

(Source: Box Office Mojo)

The Media & Entertainment Industry

"Home video will reach **$20.9 billion**, up from $20 billion in 2016 during the same period, and of that, both streaming video and TV video on-demand will jump from $11 billion to **over $15 billion** by 2020. The United States has a mature subscription TV market and thanks to rising bundle prices and premium service increases, will grow modestly from $101.8 billion to **$102.3 billion** by 2020. The U.S. M&E market, which represents a

There's Money In Comedy

The Comedy genre grabs the second biggest market share.


Others: 1.4 %
Documentary: 1.0 %
Musical: 1.3 %
Horror: 4.6 %
RomCom: 4.7 %
Thriller/Suspense: 8.4 %
Adventure: 22.6 %
Drama: 16.6 %
Comedy: 21.1 %
Action: 18.3 %

Market Share for each genre from 1995 - 2017.

(Source: The Numbers)

third of the global industry, and is the largest M&E market worldwide, is expected to reach **$771 billion** by 2019."

-- *United States Department of Commerce*

Additional Revenue for the Film

Investors could benefit from the many ways movies generate income:

- Ancillary markets. Airlines, cruise ships, broadcast television, syndication, hotels, etc.
- Merchandising. Marketable products include T-shirts, hats, mugs, keychains, plushies, etc.
- Novelization. Rights can be sold to book publishers to novelize the story.
- Soundtrack. The soundtrack to the movie can be sold by us, or it can be licensed to a separate label. Since the lead role is a 16-year-old girl, and many actresses that age have singing careers, our lead actress may record some songs for the soundtrack.
- Video game for smartphones and iPads based on the movie.

Competition

There isn't much direct competition in this space. The major studios don't make many live action family Christmas movies. That's why when you ask people what Christmas movies they like, they often mention ones made years -- even decades -- ago.

And the Christmas movies on cable (such as Hallmark) are certainly very Christmas-y, for which we say "Yay!" But they're not full on comedies, like our movie is. We come from a strong comedy background. (Didja see our credits?)

Our goal with this movie is to help you get your Christmas on, hang with the fam, and shake with laughter like a bowl full of jelly.


MOVIE

A silly video to know us better.

Some Christmas Movie Box Office throughout History

Movie	Year	Budget (in millions)	Worldwide Box Office (in millions)
It's a Wonderful Life	1946	$3.1	$9.5
A Christmas Story	1983	$3.25	$20.6
National Lampoon's Christmas Vacation	1989	$22	$189.9
The Santa Clause	1994	$27	$71
Elf	2003	$32	$220
Christmas With the Kranks	2004	$50	$96.4
Four Christmases	2008	$80	$168.3
Almost Christmas	2016	$17	$42

(Source: The Numbers.) This chart is box office for theatres only, and does not include DVD, Blu-ray, iTunes, and all other revenue sources. We will rely heavily on video-on-demand (VOD) for revenue, similar to the release model used by the film "*Bachelorette,*" which grossed only $418,000 in theatres upon initial release, but simultaneously made $5.5 million from VOD.

Perks

- **$100 - $499.** Exclusive behind-the-scenes peek via newsletter and super secret videos during production. **Available only to the first 200 investors at this level.**
- **$500 - $4,999.** Exclusive online live Q&A with the director, producers, and cast (cast subject to availability). Includes the exclusive behind-the-scenes peek during production. **Available only to the first 200 investors at this level.**
- **$5,000 - $7,999.** A personalized Christmas card to you **signed by the cast, director, and producer.** Includes the exclusive behind-the-scenes peek during production. **Available only to the first 100 investors at this level.**
- **$8,000**. In the classic Christmas film *"It's a Wonderful Life,"* the character of Uncle Billy loses an $8,000 deposit, endangering George Bailey's bank. If you invest **exactly $8,000** in this movie, you will receive a special "Angel Producer" credit (on IMDB and/or our website). And we will ring a bell for you. Includes the exclusive behind-the-scenes peek during production.

  Additionally, if you're interested in getting into show business, we will schedule a special meeting with you in our offices or via Skype. You can pitch us a story or send us a script, and we'll give you notes. Or, you can show us your acting skills. We will watch your practice audition -- a two minute scene of your choice -- and the director will give you feedback.* We'll give you our best advice on how to proceed next in your career as a writer or actor. All these meetings must take place after production is finished. We'll be too busy making a great movie for investors before then! You will have to provide your own travel and accommodations in Los Angeles.
- **$8,001 - $24,999.** Come visit the set! You and a guest get to meet the cast and crew and hang out. Be interviewed by our videographer as part of the press kit -- tell the world why you want to make a Christmas movie with us. **Available to the first 20 people who invest this amount only.** advised we'd like to shoot in July, 2017. You will have to provide your own travel and accommodations. Includes the exclusive behind-the-scenes peek during production.
- **$25,000-$49,999.** "Affiliate Producer" credit on IMDB and/or our website. Two tickets to the premiere and the afterparty in Los Angeles. Includes the exclusive behind-the-scenes peek during production. You will have to provide your own travel and accommodations.
- **$50,000 - $99,999. "**Honorary Santa" credit onscreen and on IMDB. Four tickets to the premiere and afterparty in Los Angeles, and **you get to walk down the red carpet with the stars!** Includes the exclusive behind-the-scenes peek during production. You'll have to provide your own travel and accommodations.
- **$100,000+ "**Co-Executive Producer" credit onscreen and on IMDB. Four tickets to the premiere and afterparty in Los Angeles, **and you get to walk down the red carpet with the stars!** Includes the exclusive behind-the-scenes peek during production. You will have to provide your own travel and accommodations.

You are investing in equity in this offering. Perks are meant to be a "thank you" from the company for investing, and to provide you with an experience not available to the general public. If you qualify for a perk that can only be fulfilled by being at a certain place on a certain date (visiting the set, coming to the premiere, listening to a webcast, etc.), and you cannot make that time and place, we regret that we cannot change our schedule to accommodate any investor -- you'll have to forego that perk.

Additionally, investing at one level does not automatically get you the perk for a lower level, unless specifically stated in that perk. (Except for the behind-scenes peek, which is available at every level.)

If all the perks are taken at a particular level, we will post an update to that effect. Of course you can still invest at that level, you just won't claim the perk. Perks are a reward for early investors, ***but all investors receive the same pro rata share of the revenue whether or not they claim a perk.***

******This is not on offer of employment, or a promise of work. We offer advice only, and no pay-for-play is offered or implied. We abide by the Krekorian Talent Act of California, and all state & federal labor codes.*

FAQ

- **How can you make a quality movie for such a low budget?**
  - The movie was written specifically so it could work at that budget. Most of the film takes place at two houses right next door to each other. When you don't have to keep moving the crew and the equipment, it's a lot more efficient. And most scenes have few actors in them. The fewer actors in a scene, the easier it is to get all the shots you need. Basically, we are producing it like a network TV show, but shooting it with a more cinematic style. Also, we're not doing much in the way of visual effects, so that saves money.

- **Why are you spending so much? There are plenty of movies made for less.**
  - If you don't pay the cast and crew a decent wage... well, you get what you pay for. Our budget was determined by a very experienced li producer, and he is quite familiar with the numbers necessary to get a quality crew, and the minimum scale for union actors. We need to shoot for a certain amount of days in order to tell the story right, and each day costs more money. Additionally, we are marketing the film ourselves, so we have to budget for that.

- **What happens if you don't raise $850k? Can you still make the movie?**
  - We sure can! Here's our plan at various levels:
    - $10k - 100k +. Use part of the money to raise awareness of the equity fundraising campaign in order to let more investors learn of the opportunity (which is why we are a 90 day campaign). Use the remainder as proof-of-concept to attract equity from other sources.
    - $300k. This is where you get into the world of film finance, wherein many films are made with only part of the budget coming from private investors. If we raise $300k, there are many sources in the industry who will provide "matching funds" when an indie film like ours raises that amount of equity. With $300k in matching funds, we will then have $600k total, which is enough to finish the film and begin postproduction. While in postproduction, we will strike a deal with a foreign distribution company (offers have already been received). We will then borrow from a bank, using that distribution contract as collateral. This gives us enough money for postproduction and marketing, and we are good to go.
    - If we raise more than $300k but less than $850k, we use a hybrid strategy of matching funds and loans against distribution contracts.

- **What about this "Hollywood Accounting" thing? I've heard some movies make a lot of money but they never seem to show a profit.**
  - We've not only heard about it, we've been subjected to it. **And we hate it.** Which is why we are going to have a level of transparency rarely seen in Hollywood. The way the major studios get away with their shenanigans is by deducting payments to themselves along the way, before the money can trickle down to profit participants. But on this project, we, as producers, don't get a dime in profit participation until the investors are paid back in full. We are not a major studio -- we're an independent film company. We succeed only if our investors succeed.

- **Some parts of your video look like a finished movie. Did you shoot some of the movie already?**
  - No. Those snippets of the video look finished because we got some actors and a crew and shot a few moments of the story, like: Nicky at 7, Nicky at 12 with Motion Activated Santa, actors auditioning to be her parents, and her family chasing after her. We wanted to give a peek of the final product with good production value, but that actual footage probably won't be in the released version of the movie.

- **You say you're the first feature length narrative movie made with Equity Crowdfunding in the U.S. What about "Field Guide to Evil?"**
  - The team at "Field Guide to Evil" is to be congratulated for being the first feature length film in the U.S. to use Equity Crowdfunding to get the green light! We feel they've achieved an important milestone in film finance in our country. But while their film is feature length, the *narrative* is not. It is an anthology, a collection of short films, whereas our movie is one continuous narrative. Also, we are Christmas and they are Evil ;)

November, 2016



Script Is Finalized

After numerous rewrites and polishes, the script is finalized.

February, 2017

Video Is Made

Sample moments from the movie are shot, the campaign video is made.

April, 2017

THAT CHRISTMAS MOVIE

Equity Crowdfunding Launches

Launch the campaign to produce the Christmas movie "I'll Be Next Door For Christmas."

May, 2017

Begin Pre-Production

Establish production offices, begin casting. Scout locations.

July, 2017 - August, 2017.



Shoot the movie!

Start production and film the movie.

July - September 2017

PostProduction

While still shooting, we will edit, add music, color correction, etc.

November, 2017



Release the Film

Film is released through select theatres, iTunes, Cable Video-on-Demand, etc.

2018 Holiday Season and Beyond

Evergreen Investment

Continue to license and sell the film for decades to come.

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Meet the Founders



Jay Kogen

Executive Producer

Winner of four Primetime Emmy® Awards (nominated for 14), he wrote/produced "Frasier," "The Simpsons," "Everybody Loves Raymond," and many more. He's currently Executive Producer on the hit Nickelodeon show "School of Rock."



David Willis

Director / Writer / Producer

Writer for network TV shows like "Cybill" and "Caroline in the City," Mr. Willis has written & directed numerous award-winning short films, videos, and plays. President of United States Motion Picture Company LLC for the last 3 years. Writer, producer, director .

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And the Rest of the Team



Geralyn Flood

Casting Director / Producer

Winner of Outstanding Achievement in Casting from the Casting Society of America, Ms. Flood has cast studio films, as well as for all the major networks. Her industry contacts ensure access to the best talent possible.



Donald Markowitz

Composer

Winner of an Oscar® and Golden Globe® for the smash hit song "I've Had the Time of My Life" from "Dirty Dancing," he will contribute his musical talents to the soundtrack of the film.



Tom Shell

Line Producer

His resume lists over 30 feature films, and Tom has worked on many budget levels. He brings creative as well as hands-on production skills to the film to bring it in on time and under budget.



Jenna Park

Associate Producer

A Development Coordinator for two years at NBCUniversal International Studios, she's currently a creative consultant on a new studio pilot and an MFA candidate at Loyola Marymount University.



Katherine Botts

Associate Producer

Since graduating with a screenwriting degree from Chapman University, Katherine has worked on many sets. Most recently, she was co-producer on the award-winning indie feature "I Am Still Here."

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Offering Summary

Maximum 100,000 shares of common stock ($100,000)

Minimum 10,000 shares of common stock ($10,000)

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Company	That Christmas Movie LLC
Corporate Address	P.O. Box 50201, Studio City, CA 91614
Description of Business	Produce and market a motion picture.
Type of Security Offered	Revenue Participation Rights
Purchase Price of Security Offered	1.00
Minimum Investment Amount (per investor)	$100.00
Company Valuation	$2,000,000
Valuation Methodology	We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the board as to what would be fair market value. It is based on the cost of producing and marketing the motion picture.

Irregular Use of Proceeds

"The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's sel friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments."

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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IMPORTANT MESSAGE: www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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Copyright © 2016 StartEngine, LLC. All Rights Reserved.

VIDEO TRANSCRIPT (Exhibit D)

Transcript of That Christmas Movie LLC

DAVID:

Hi, I'm David Willis, director and cowriter.

JAY:

And I'm Jay Kogen, executive producer.

DAVID:

And we're here at a Hollywood prop house to tell you about a feature film we are making called "I'll Be Next Door for Christmas."

JAY:

It's a warm-hearted family comedy about a young woman named Nicky, whose parents are so over-the-top Christmas crazy--

DAVID:

That it's caused her problems her whole life.

NICKY'S PARENTS:

It's adorable! Come on, Nicky. Be the gingerbread man. Yes, that's, oh, Nicky. Awww. Nicky—

AGE 7 NICKY:

No!

BOY:

You wanna make out?

AGE 14 NICKY:

I've never kissed a boy before.

MOTION-ACTIVATED SANTA:

Ho, ho, ho, ho!

AGE 14 NICKY:

Motion-activated Santa!

MOTION-ACTIVATED SANTA:

Merry Christmas! Ho, ho, ho, ho!

AGE 14 NICKY:

No!

DAVID:

Flash-forward to when Nicky is sixteen. She meets a dreamy boy at music camp.

:trumpet SFX:

JAY:

But he wants to visit her – at Christmas. Since she doesn't want her crazy-Christmas family to scare him away, she auditions actors, hires two to play her parents, then stages a Christmas dinner at the empty house next door.

DAVID:

You know, we all love our family but sometimes they—

JAY:

Chase after us in terrifying Christmas costumes.

JENNA:

Hi, I’m Jenna Park. Co-writer and associate producer and I love Christmas. So why are we making this movie? We all love curling up by the fire and watching our favorite Christmas movies with our family.

DAVID:

And we’re passionate about telling this story because it’s about a family who drives each other crazy at Christmas but comes together in the end. And making a movie is like being part of a big family.

JENNA:

We come together and collaborate with the goal of making a great movie that people can curl up with and watch year after year.

DAVID:

When you put money into this project, it’s not a donation, it’s an investment. We want to bring you along on the journey and to share in whatever success the film may have. If the movie makes money, you’ll make money.

JENNA:

One of the things that makes a film successful is a great cast. We’ll use our contacts to get the best cast we can.

DAVID:

And our team which has an Oscar and four Emmys, has the expertise to make a high-quality film at a very cost-effective budget. Did you do something different with your hair?

JAY:

One of the cool things about becoming involved in a project like this, is that when it’s finished and it’s been released, it’s a pretty good feeling to say, “Hey, I made that happen”.

DAVID:

So if you've always wanted to be a movie producer, now's your chance. Unlike some other crowd-funding film campaigns you might have seen, we're not trying to break into Hollywood—

JAY:

We're in Hollywood. I've got awards, I swear.

JENNA:

And we'd like to invite you in too.

JAY:

We believe in this project and we're excited to tell the story.

DAVID:

And we'd love to have you join us, as part of our filmmaking family.

THE END.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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EXHIBIT F TO FORM C

ADDITIONAL FINANCIAL DOCUMENTS

COMPANY FINANCING AGREEMENT

FINANCING AGREEMENT – REVENUE PARTICIPATION RIGHTS

The following agreement (the "Agreement"), dated as of %%TODAY%%, sets forth the understanding between That Christmas Movie LLC ("Producer"), on the one hand, and %%INVESTOR_NAME%% ("Financier"), on the other hand, in connection with Financier's provision of funds to Producer for the purpose of producing, completing and delivering the motion picture presently entitled "I'll Be Next Door For Christmas" (the "Picture"), which will be produced by Producer. For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

Financier Funds.

Subject to the terms and conditions of this Agreement, Financier agrees to provide Producer with %%VESTING_AMOUNT%% Dollars (the "Financier Funds"), which Financier Funds will be applied toward the production & marketing budget of the Picture.

Producer will be responsible for securing the remainder of the budget for the Picture from additional equity financing contributions (the "Additional Equity Funds") and other sources (e.g., crowdfunding revenues, loans, etc.) (together, the "Additional Funds") from third party equity financiers (the "Additional Equity Financiers") and other sources (together, the "Additional Financiers").

Adjusted Gross Proceeds.

Adjusted Gross Proceeds (as defined in Paragraph 2.2 below) shall be allocated as follows:

First, 100 (100%) of Adjusted Gross Proceeds shall be paid to Financier and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Financier Funds and the Additional Equity Funds) and pari passu basis until such time, if ever, as Financier has received an amount equal to one hundred percent (100%) of the Financier Funds and the Additional Equity Financiers have received an amount equal to one hundred percent (100%) of the Additional Equity Funds; and

following such time, if ever, as Financier has recouped an amount equal to one hundred percent (100%) of the Financier Funds and the Additional Equity Financiers have recouped an amount equal to one hundred percent (100%) of the Additional Equity Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Financier and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Financier Funds, the Additional Equity Funds and the Filmmaker

Funds (as defined below)) and pari passu basis. All third-party participations in Net Proceeds (other than those payable to Additional Financiers) shall be borne out of Producer's share of Net Proceeds.
The 50% distribution split assumes that the Financier and Additional Financiers contribute the entire budget of the project, which is projected to be $1 million (and not to exceed $2 million), to the Company. To the extent they contribute less than the entire budget, the 50% distribution split shall be adjusted on a pro rata basis. For purposes of clarity and by way of example, if $800,000 of a $1 million budget is raised by the Financier and Additional Equity Financiers, that would equal 80% of the $1M, which would result in them receiving 80% of the 50% split, or 40% of the Net proceeds, resulting in the Financier and Additional Financiers receiving 40% and the Producer receiving 60%.

"Filmmaker Funds" is defined as all the additional funds required to produce and market the Picture in addition to Financier Funds, Additional Funds, and Additional Equity Funds, e.g. loans, advances, minimum guarantees, etc.

As used herein, "Gross Proceeds" shall mean any and all amounts, including nonrefundable advances, received by Producer from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; (b) any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds; (c) any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); (xii) any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months. It is understood that Producer makes no representations or warranties as to the amount of Gross Proceeds, if any, that Producer will receive from the exploitation of the Picture.

Copyright. As between Producer and Financier, Producer shall own all rights, including copyrights, pertaining to the Picture throughout the world and any renewals and extensions thereof. For the sake of clarity, Producer shall have the right to assign its rights in the Picture, in whole or in part, to third parties, in Producer's sole discretion.

4. Risk of Investment. Financier acknowledges the following: (i) there can be no assurance that any Additional Funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed that the Picture will be released or distributed;

(iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Proceeds) or that any such revenues will be sufficient to return to Financier all or any part of the Financier Funds; (iv) investments in the motion picture industry involve a high degree of risk; and (v) all other risks of investment set forth in Exhibit A hereto.

Control. As between Producer and Financier, all business and creative decisions with regard to the Picture shall be made solely by Producer.

Financier’s Representations, Warranties and Indemnities.

Financier hereby represents and warrants that: (i) Financier has the full right and authority to enter into this Agreement and to perform its obligations contained herein; (ii) Financier has not made or assumed and will not hereafter make or assume any commitment, agreement or obligation that will or might (as reasonably foreseeable) conflict with or impair Financier’s ability to perform its obligations hereunder; (iii) Financier has read and evaluated the merits and risks of the prospective investment in the Picture (including those set forth in Paragraph 4 and Exhibit A hereto); (iv) Financier has obtained, to the extent Financier deems necessary, Financier’s own personal professional advice and counsel with respect to the risks inherent in this investment, tax or other economic considerations in this investment, and the suitability of the investment in light of Financier’s financial condition and investment needs; (v) Financier and/or Financier’s advisors (if any) has/have been afforded full opportunity to conduct a due diligence investigation of the facts and circumstances relating to this investment, including (but not limited to) asking all questions of Producer necessary in order to make an informed decision; (vi) to the extent that Financier and/or Financier’s advisors conducted a due diligence investigation, Producer fully cooperated with the investigation to Financier’s satisfaction; (vii) except as set forth above, Financier has relied solely on the information contained in this Agreement, and Financier has neither relied on, nor is relying on, Producer with respect to tax or other economic considerations involved in this investment; and (viii) Financier has no intention of selling or otherwise transferring or assigning Financier's interest in this production as set forth herein, and that Financier is acquiring such interest for investment purposes only and not with a view to the resale or distribution thereof.

Financier shall indemnify, defend (at Producer's election), and hold harmless Producer from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third party claim, alleged breach, of any representation, warranty, covenant or agreement made by Financier herein.

The provisions of this Paragraph 6 will survive termination of this Agreement.

Producer's Representations, Warranties and Indemnities.

Producer hereby represents and warrants that Producer has the full right, power and authority to enter into this Agreement.

Producer shall indemnify, defend (at Financier's election), and hold harmless Financier from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third party claim, alleged breach, of any representation, warranty, covenant or agreement made by Producer herein.

The provisions of this Paragraph 7 will survive termination of this Agreement.

Publicity. Financier shall not have the right to issue any press releases or any other publicity with regard to the Picture.

Assignment. Financier shall not have the right to assign its rights or obligations hereunder and any purported assignment shall be null and void.

Notices. Any notice required or permitted to be given under this Agreement shall be in writing and shall be sent by Federal Express, DHL or other recognized international courier service or by facsimile or electronic transmission and shall be effective the earliest of (a) actual receipt, or (b) on the third business day after dispatch by Federal Express, DHL or other recognized international courier service, or (c) the next business day after such notice shall have been given by facsimile transmission with electronic answerback confirmation or electronic transmission. A "business day" shall mean any weekday (i.e., Monday through Friday) during which banks are generally open in both the U.S. Until otherwise specified by written notice, the addresses for any such notice shall be as first set forth above, with a copy of notices to Producer to P.O. Box 50201, Studio City, CA, 91614.

Miscellaneous.

It is expressly understood, agreed and covenanted that the parties do not by this Agreement intend to form an employment relationship or a partnership or joint venture between them, and in no event shall this Agreement be construed to constitute such an employment relationship, partnership or joint venture. This Agreement is not for the benefit of any third party and shall not be deemed to give any right or remedy to any third party, whether referred to herein or not.

The paragraph and other headings contained in this Agreement are for reference purposes only and shall not be deemed to be a part of this Agreement or to affect the meaning or interpretation hereof.

Each party hereto shall keep secret and retain in the strictest confidence and shall not disclose to any third party any of the terms of this Agreement, except as required by law or to enforce its rights hereunder or to its attorneys and accountants, and either party may disclose the terms of this Agreement to any prospective purchaser of a direct or indirect interest in such party or the assets of such party, and Producer may disclose the terms hereof to the financiers and distributors of the Picture.

This Agreement shall be governed by the laws of the State of NewYork applicable to agreements entered into and wholly performed therein without regard to its choice of law provisions, and each party hereby consents to the exclusive jurisdiction of any state or federal court located in the State of California, County of Los Angeles to hear disputes arising out of this Agreement, and agrees that venue therein is proper and convenient.

This Agreement embodies the entire understanding of the parties hereto and supersedes and replaces all other agreements (written and oral) between the parties relating to the subject matter hereof, and no change, modification or amendment will be valid or effective unless in writing and signed by both parties.

In the event that Financier should determine to seek any recourse, action or claim to which it may be entitled under or by reason of this Agreement, it hereby agrees that any such recourse, action or claim shall extend only to Producer and not to any of Producer’s owners, shareholders, partners or members.

Financier agrees that under no circumstances shall Financier have the right to rescind, terminate or enjoin the exploitation of the Picture by, or interfere with any rights granted to, any distributor or licensee under any agreement entered into by Producer (or in Producer's name).

In the event that there is any conflict between (i) any provision of this Agreement and (ii) any statute, law, or regulation, the latter (set forth in subpart (ii)) shall prevail; provided, however, that in such event the provision of this Agreement so affected shall be curtailed and limited only to the minimum extent necessary to permit compliance with the minimum requirement, and no other provision of this Agreement shall be affected thereby and all other provisions of this Agreement shall continue in full force and effect.

This Agreement may be executed simultaneously or in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or scanned electronic signatures shall have the same force as original signatures.
The foregoing reflects our understanding of the essential terms of our agreement, and this Agreement will serve as a binding agreement between us.

[COMPANY]

[FINANCIER]

%%ISSUER_SIGNATURE%%

%%INVESTOR_SIGNATURES%%

Authorized Representative

Authorized Representative

EXHIBIT A

Risk Factors

Providing Financier Funds to Producer involves various risks relating both to the nature of the management of Producer and the movie industry itself and such investment of Financier Funds is therefore suitable only for persons or entities with the financial capability of making and holding long- term investments. Prospective financiers should consider the following factors, among others, before making a decision to contribute capital to Producer.

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup Company and our business model currently focuses on our film's production rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements to move forward with further financing assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several months as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

The cost of expanding our operations;
The rate of progress and cost of development activities;
The costs of filing, prosecuting, defending and enforcing our intellectual property rights;
The cost and delays in the production of our films that may result from changes in regulatory requirements applicable to our films;
Sales and marketing efforts to bring our films to market;
Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
Lack of market acceptance of our films.
We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional revenue participation rights or debt securities, such revenue participation rights or debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our intellectual property, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our production and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of California on February 17, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company’s business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our management team has limited experience in self-distribution and has not overseen an operation with similar risks and challenges specific to our business.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in the production of our films, which could adversely affect operating results. Our consultants, partners, team members, and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us. Donald Markowitz, Geralyn Flood, Katherine Botts, Jenna Park may not be available during the Production or Post Production phase of the Picture, in which case suitable personnel will be substituted by management.

The development and commercialization of our film is highly competitive.

We face competition with respect to any films that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in the production and marketing of films and thus may be better equipped than us to develop and commercialize films. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their films more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our film will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our films is highly correlated with general economic conditions.

A substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which our films will be shown may adversely impact our consolidated financial results.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on David Willis, who is the producer of the film that our Company plans to produce. The Company has entered or intends to enter into employment agreements with Jay Kogen, Geralyn Flood, Tom Shell, Donald Markowitz, Katherine Botts, and Jenna Park, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of David Willis or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on David Willis and Jay Kogen in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if David Willis or Jay Kogen die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value- added, net worth, property and goods and services taxes, in both the US and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Changes in government regulation could adversely impact our business.

The media and entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our film is also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our film is regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute our films and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

There is substantial uncertainty that we will continue operations as a going concern, in which case you could lose your entire investment.

Our future existence remains uncertain. We were only recently formed, have generated no revenues to date and will have losses from our operations before we are able to generate revenues. We will require additional capital to execute our business plan. This means that there is substantial doubt that we can continue as a going concern for the next twelve months unless we obtain additional capital to pay our bills and debts and execute our plan of operations.

Our success is primarily dependent on audience acceptance of our films, which is extremely difficult to predict and, therefore, inherently risky.

We cannot predict the economic success of any of our feature films because the revenue derived from the distribution of a film (which does not necessarily directly correlate with the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a film also depends upon the public's acceptance of competing series and films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

The economic success of a film is largely determined by our ability to produce content and develop stories and characters that appeal to a broad audience and by effective marketing. If we are unable to accurately judge audience acceptance of our film content or to have the film effectively marketed, the commercial success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that any particular feature film will generate enough revenue to offset its distribution, fulfillment services and marketing costs.

Our operating results are primarily dependent on the success of the film "I'll Be Next Door For Christmas," and forecasting revenue and associated gross profits from that is extremely difficult.

For the next few years, our revenue, operating results, and earnings per share will be dependent upon the timing and amount of worldwide revenues and marketing and distribution costs for "I'll Be Next Door For Christmas." Marketing and distribution costs include worldwide release costs, costs related to merchandise and other distribution costs including third party participations and residuals. For our business to be successful, our "I'll Be Next Door For Christmas" film must achieve success and it is difficult to predict the success prior to its release at a date to be determined. Even if the film has a very successful worldwide run, it is difficult to predict the feature film, merchandising and ancillary revenue streams, if any. While customer acceptance of a film is initially measured by viewing audience, customer acceptance within each follow- on product category, such as merchandise, depends on factors unique to each type of product, such as pricing, competitive products, and the time of year or state of the economy into which a product is released, among many other factors. In addition, the degree of customer acceptance may vary widely among foreign countries. While a film's success is often a good indicator of general audience acceptance, the relative success of follow-on products is not always directly correlated, and the degree of correlation is difficult to predict.

There are significant risks associated with motion picture industry.

The completion and commercial success of a motion picture are extremely unpredictable, and the motion picture industry involves a substantial degree of risk. Commercial success is primarily determined by audience reaction, which is unpredictable. The completion and commercial success of a motion picture also depends upon other factors, such as:

talent and crew availability;
financing requirements;
distribution strategy, including the time of the year and the number of screens on which a motion picture is shown;
the number, quality and acceptance of other competing series or films released into the marketplace at or near the same time;
critical reviews;
the availability of alternative forms of entertainment and leisure time activities;
piracy and unauthorized recording, transmission and distribution;
general socioeconomic conditions and political events; and
other tangible and intangible factors.
All of these factors can change and cannot be predicted with certainty. In addition, motion picture attendance is seasonal, with the greatest attendance typically occurring during the summer and holidays. The release of a film during a period of relatively low theater attendance is likely to affect the film's box office receipts adversely.

We expect that we will derive all of our revenue from a single source, the production of the "I'll Be Next Door For Christmas" motion picture, which could adversely affect us.

Unlike most of the major studios, which are part of large diversified corporate groups with a variety of other operations, we currently depend primarily on the success of the feature film that we plan to produce. For example, unlike us, many of the major studios are part of corporate groups that include television networks, cable channels and other distribution platforms that may provide sources of earnings and cash flows that offset fluctuations in the financial performance of their feature films. We, on the other hand, expect to derive all of our revenue from a single source —our feature film—and our lack of a sufficiently diversified business model could adversely affect us if our film or other properties fail to perform to our expectations.

The production and marketing of feature films and other properties is capital-intensive and our capacity to generate cash from our projects may be insufficient to meet our anticipated cash requirements.

The costs to produce and market a film are substantial.

Risks Related to the Securities

The revenue participation rights do not entitle the Purchasers to a share in any Company revenue other than revenue generated by the "I'll Be Next Door For Christmas" feature film.

If the film fails for any reason, is never produced or is abandoned, the Purchasers will not receive any return on their investment and will lose all of their investment amount. The revenue participation rights only provide a right to share in the revenues of the "I'll Be Next Door For Christmas" feature film. Accordingly, investors should be aware that their investment is not diversified and totally dependent upon the success of a single film.

The revenue participation rights give the Purchasers in this offering and any additional purchasers of those rights in the future a right to share in 50% of the revenues generated by the "I'll Be Next Door For Christmas" feature film in the aggregate (i.e., as a group). Accordingly, your interest in such revenue share will be diluted as additional investors are brought in to fund the costs of the production of the film.

Your funds will be among the initial funds used to begin production of the film. As additional costs are incurred more investors will be brought in to cover those costs. Both the Purchasers participating in this offering (you) and future investors who provide capital to the company will share in the 50% revenue share. Accordingly, your participation in that revenue share will be diluted as more investors receive revenue participation rights in the future. Furthermore, if the cost of producing the film is more than expected, then a significant amount of additional investor funds may be needed and your percentage of such 50% revenue share could be significantly diluted.

The revenue participation rights will not be freely tradable until one year from the initial purchase date. Although the revenue participation rights may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the revenue participation rights. Because the revenue participation rights have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the revenue participation rights have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the offering, the Company's current owners of 20% or more beneficially own 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN

FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Executive Officer(s)' Discretion Regarding Production and Distribution Matters

The executive officer(s) of Producer have the sole authority to enter into agreements on behalf of Producer with motion picture or television studios, distributors and/or other third parties pursuant to which Producer, in exchange for such studios', distributors and/or other third parties' assistance in producing, distributing and/or otherwise exploiting the Picture, may commit to pay such parties out of revenues generated by the Picture at a point in the Picture's revenue stream prior to Producer's receipt of its Gross Proceeds. Such agreements may include but are not limited to flat fee arrangements, negative pickup deals or an outright sale of the Picture, if in the judgment of the executive officer(s), such a sale would be in the best interest of Producer. In addition, the executive officer(s) have the sole right to enter into agreements on behalf of Producer which provide that persons rendering services or other materials or facilities in connection with the development, production, distribution or other exploitation of the Picture shall receive, as salary or other compensation, deferred amounts or a percentage participation in Producer revenue. SUCH RELIANCE ON THE JUDGMENT AND DISCRETION OF THE EXECUTIVE OFFICER(S) PLACES A GREATER EMPHASIS ON THE SKILLS AND JUDGMENT OF THE EXECUTIVE OFFICER(S) AND HIS OR HER ADVISORS AND THEREFORE MAKES IT IMPERATIVE THAT PROSPECTIVE FINANCIERS CAREFULLY EXAMINE THE ABILITIES OF THE EXECUTIVE OFFICER(S) AND THE EXECUTIVE OFFICER(S)' ASSOCIATES BEFORE CHOOSING TO PROVIDE ANY CAPITAL CONTRIBUTIONS HEREUNDER.